               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                      ____________________

                         AMENDMENT NO. 2
                               to
                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934

                      ____________________

                        Bird Corporation
                    (Name of Subject Company)

                        Bird Corporation
                (Name of Person Filing Statement)

                   Common Stock, $1 par value
     (Including the Associated Common Stock Purchase Rights)
                 (Title of Class of Securities)

                            090763103
              (Cusip Number of Class of Securities)

   $1.85 Cumulative Convertible Preference Stock, $1 par value
                 (Title of Class of Securities)

                            090763301
              (Cusip Number of Class of Securities)

                        Frank S. Anthony
                         Vice President
                        Bird Corporation
                      1077 Pleasant Street
                        Norwood, MA 02062
                         (617) 551-0656
  (Name, Address, and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the
                    Person Filing Statement)


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     Bird Corporation (the "Company") hereby amends and
supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 12, 1996, as amended by Amendment No. 1 thereto filed on May 6, 1996 (as so amended, the "Statement"), with respect to an offer (the "Offer") by BI Expansion Corp., a Massachusetts corporation, which is a wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation, which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation, to purchase all outstanding shares of Common Stock, par value $1.00 per share, including the associated Common Stock purchase rights, and all outstanding shares of $1.85 Cumulative Convertible Preference Stock, par value $1.00 per share, of the Company, on the terms described in the Offer to Purchase dated April 12, 1996. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 8.   Additional Information to be Furnished.

     On May 10, 1996, the Company announced that it was formally notified by CertainTeed that the Offer was allowed to expire at midnight, May 9, 1996 without the acceptance for payment of any Shares and that CertainTeed has terminated the Merger Agreement. The press release in respect of the announcement is filed herewith.


Item 9.   Material to be Filed as Exhibits.

     (a)(9)    Press Release dated May 10, 1996.
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                          EXHIBIT INDEX


                                                    Sequentially
Exhibit No.         Description                    Numbered Pages

(a)(9)              Press release dated May 10, 1996
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                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BIRD CORPORATION



                              By:     /s/ Frank S. Anthony
                                      ---------------------------
                                 Name:  Frank S. Anthony
                                 Title: Vice President

Date:  May 13, 1996
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                                                 Exhibit 99(a)(9)


[Logo]


                                                     News Release


                              Bird Corporation
                              1077 Pleasant Street
                              Norwood, MA 02062-6714
                              Contact:  Joseph D. Vecchiolla
                                         Chairman
                              Telephone:  (203) 622-4880


BIRD CORPORATION ANNOUNCES THAT
THE CERTAINTEED TENDER OFFER EXPIRED
YESTERDAY WITHOUT ACCEPTANCE OF ANY
SHARES AND THAT CERTAINTEED HAS FORMALLY
TERMINATED THE MERGER AGREEMENT



May 10, 1996 - Norwood, MA - Bird Corporation (the "Company") today announced that, as contemplated in prior press releases by CertainTeed Corporation ("CertainTeed") and the Company, CertainTeed formally informed the Company that the tender offer for the outstanding common stock and preference stock of the Company was allowed to expire at midnight, May 9, 1996 without the acceptance for payment of any shares. In addition, as contemplated in prior press releases by CertainTeed and the Company, CertainTeed has formally notified the Company that it is terminating the merger agreement.

According to Richard C. Maloof, the Company's President and Chief Operating Officer, "In the aftermath of the recently abandoned tender offer, we are still left with a strong balance sheet, a loyal customer base, supportive vendors and dedicated employees. Bird will continue to provide quality products and service which has been its trademark over the years."

Bird Corporation, founded in 1795, is a manufacturer of asphalt shingles and related roll roofing products serving customers in the Northeastern U.S. from a state-of-the-art facility located in Norwood, Massachusetts.
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